SCHEDULE 13D

Amendment No. 10
America West Airlines Incorporated
Class B Common Stock, $0.01 par value per share
Warrants to Purchase Class B Common Stock
023650203 & 023650112
Date of Event:  June 19, 1996
Filing Fee: No


Cusip # 23650203 & 023650112
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 2:	See Item #5
Item 4:	PF, but see Item #3
Item 6:	Commonwealth of Massachusetts
Item 7:	1,724,238 shares of Class B Common Stock (including
518,893 shares issuable upon exercise of Warrants)
Item 8:	None
Item 9:	5,691,038 shares of Class B Common Stock (including
880,793 shares issuable upon exercise of Warrants)
Item 10:	None
Item 11:	5,691,138 shares of Class B Common Stock (including
880,793 shares issuable upon exercise of Warrants)
Item 13:	12.31%
Item 14:	HC


Item 1.	Security and Issuer.

	The securities to which this statement relates are the Class B common stock, $0.01 par value per share (the "Class B Common
Stock"), of America West Airlines Incorporated, a Delaware corporation (the "Company"), and the Company's warrants to purchase shares of Class B Common Stock (the "Warrants", together with the Class B Common Stock, the "Shares"). The principal executive offices of the Company are located at 4000 West Sky
Harbor Boulevard, Phoenix, AZ 85034.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by fourteen of the Fidelity Funds, twenty-seven of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds received 2,511,462 shares of Class B Common Stock and 100,116 Warrants pursuant to the Company's Plan of Reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Plan"). Of these, 58,729 of the shares of Class B Common Stock were received in exchange for certain claims held against the Company prior to its reorganization ("Old AWA") (such number includes 5,097 Shares distributed as an adjustment under the Plan; such number may be subject to further adjustment under the Plan); 2,452,733 shares of Class B Common Stock and 100,116 Warrants were purchased for $20,818,652. Such cash purchases were made pursuant to a Subscription Agreement dated June 28, 1994, as amended August 23, 1994, (the "Subscription Agreement") which has been previously filed as an exhibit.

	The Fidelity Funds have purchased and sold Shares since receipt of the above described Shares. The attached Schedule B sets forth Shares purchased and/or sold since June 7, 1996. Except for Shares purchased on margin pursuant to typical customer margin agreements, the Fidelity Funds used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds.

	The Accounts received 1,699,896 shares of Class B Common Stock and 556,651 Warrants pursuant to the Plan. Of these, 280,632 shares of Class B Common Stock were received in exchange for certain claims held against Old AWA (such number includes 24,356 shares distributed as an adjustment under the Plan; such number may be subject to further adjustment under the Plan); 601,686 shares of Class B Common Stock and 523,279 Warrants were received in exchange for common stock of Old AWA and preferred stock of Old AWA and $3,418,704 cash; 817,578 shares of Class B Common Stock and 33,372 Warrants were purchased for $6,939,552. The purchase of the 817,578 shares of Class B Common Stock and 33,372 Warrants were made by Belmont Fund, L.P. ("Belmont I"), a Bermuda limited partnership and one of the Accounts, pursuant to the Subscription Agreement. In addition, Belmont I used funds borrowed under a Credit Agreement (the "Credit Agreement") to purchase Shares. A copy of the Credit Agreement is filed as an exhibit hereto and is hereby incorporated by reference.

	The Accounts have purchased and/or sold Shares since the receipt of the above described Shares. The attached Schedule B sets forth Shares purchased and/or sold since June 7, 1996. Except for Shares purchased on margin pursuant to typical customer margin agreements, the Accounts used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds.

	On March 1, 1996, the Shares beneficially owned by the Fidelity Funds and the Accounts decreased by 202,500 Shares as a result of the event described in Item 5(c) below.

	The International Funds and accounts, which own or owned Shares, purchased in the aggregate 100 Shares for cash in the amount of approximately $2,157, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	As described in Item 3, certain of the Shares were acquired by the Fidelity Funds and Accounts through the exchange of equity securities of, and claims against, Old AWA. Other Shares were purchased by the Fidelity Funds and Accounts in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts. The Fidelity Funds and Accounts hold the Shares for investment purposes.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may increase or decrease the equity interest in the Company by acquiring additional Shares or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FMTC, and
FIL beneficially own all 5,691,138 Shares, reference is made to
Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 3,783,100 Shares, or approximately 8.18% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 1,907,938 Shares, or approximately 4.13% of the outstanding Shares of the Company.
The number of Shares held by the Fidelity Funds and the Accounts includes 880,793 Shares of common stock resulting from the assumed conversion of 880,793 principal amount of the Warrants (1 share of common stock for each Warrant). FIL beneficially owns, as investment advisor to the International Funds, 100 Shares, or approximately 0.00% of the outstanding Shares of the Company.
Neither FMR, Fidelity, FMTC, Edward C. Johnson 3d, FIL, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other
Shares. The combined holdings of FMR, Fidelity, FMTC, and FIL, are 5,691,138 Shares, or approximately 12.31% of the outstanding Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment
advisor to the Fidelity Funds, and the Fidelity Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 3,783,100 Shares owned directly by certain Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by
the Funds' Board of Trustees.   FMR, through its control of FMTC,
investment manager to the Accounts, and the Accounts each has sole dispositive power over 1,907,938 Shares and sole power to vote or to direct the voting of 1,724,238 Shares, and no power to vote or to direct the voting of 183,700 Shares owned by the Accounts.

	(c)	On March 1, 1996, the reporting person's beneficial
ownership of Shares decrease by 202,500 Shares as a result of (I) the termination of the reporting person's interest in one Account and a Fidelity Fund (a private investment partnership) and (ii) the termination of investment management agreements FMTC and Fidelity had with such Account and Fidelity Fund, respectively.

	(d)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	DDJ Capital Management, LLC or an affiliate of such Company ("DDJ"), provides investment advisory consulting services for FMTC's use in connection with FMTC's investment management of two Accounts. DDJ is not a direct or indirect subsidiary or affiliate of FMR Corp. or FMTC; DDJ has no shared or sole voting or dispositive power or any other investment discretion with respect to such securities or any other securities owned by Accounts managed by FMTC.

	Other than the margin agreements and the Credit Agreement described in Item 3 above and except as may otherwise be described herein, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	As contemplated by the Plan, the Company, Belmont I, Belmont II and Copernicus, and certain other securityholders of the Company are parties to a Registration Rights Agreement dated
August 25, 1994 obligating the Company to register under the Securities Act of 1933, as amended, certain of the Shares.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securitites.



Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Credit Agreement

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	July 2, 1996	By:
	_/s/ Arthur S. Loring__
	Arthur S. Loring
	Vice President




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
	Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres., Chief	Sr. Vice Pres.,
Chief
Financial Officer	Financial Officer




SCHEDULE B


America West Airlines Incorporated

 Eight Fidelity Fund(s) purchased Shares of common stock since June 7, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	06-07-96	6,700	$21.22
	06-10-96	57,800	21.46
	06-11-96	55,300	21.94
	06-12-96	19,900	21.96
	06-13-96	69,600	22.16
	06-14-96	39,300	21.88
	06-17-96	6,900	22.25
	06-18-96	114,400	21.92
	06-19-96	124,300	21.52



SCHEDULE B



America West Airlines Incorporated

 One Fidelity Fund(s) purchased warrants to purchase shares of common stock since June 7, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	06-17-96	13,100	$12.10
	06-19-96	3,800	11.50


 SCHEDULE B


America West Airlines Incorporated

Three Account(s) purchased Shares of common stock since June 7, 1996, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	06-07-96	29,200	$21.22
	06-10-96	3,600	21.46
	06-11-96	4,700	21.94
	06-12-96	3,100	21.98
	06-13-96	3,800	22.16
	06-14-96	2,800	21.88
	06-17-96	2,000	22.25
	06-18-96	5,800	21.92
	06-19-96	6,300	21.52